

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

<u>Via Email</u>
Mr. James Yersh
Chief Financial Officer
BlackBerry Limited
2200 University Avenue East
Waterloo, Ontario
Canada, N2K 0A7

> **Re: BlackBerry Limited**
> **Form 40-F for the Fiscal Year Ended March 1, 2014**
> **Filed March 28, 2014**
> **File No. 000-29898**

Dear Mr. Yersh:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director